Filed Pursuant To Rule 433

Registration No. 333-248099

April 8, 2021

Think gold only manages risk?

Think again.

STATE STREET Get all the performance advisors of gold with GL . SPDR*

Important risk information Investing involves risk, and you could lose money on an investment in SPDR” Gold Trust COLD’” or “OLD”). ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversification does not ensure a profit or guarantee against loss. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to GLD: GLD has filed a registration statement (Including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling 1-866-320-4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the *1940 Act*) and is not subject to regulation under the Commodity Exchange Act of1936 (the *CEA*). As a result, shareholders of GLD do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade take stocks, are subject to investment risk and will fluctuate m market value. The value of OLD shares relates directly to the value of the gold held by OLD (less its expenses), and fluctuations in the prioe of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the sharesgshich trade at market pnce, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share wril dedino over time to that extent. 1 The World Gold Couhpi name andfogftare a reMptefpd trademark and used with the permiaaionof the World GoM Council pursuant to a license agreement The World Gold Counol is not rosptgMible for the oontent oT^dWnot liable for the use of orfeMBoe on, thia material. World Gold _ Cqflflpii is an affiliate of sponsor. Mb Is a registered uMemark of Wbdd Gold LLC used with the permieaitxfof World dold jHF^pj^es^C. F Standaitf &Poor^Rp • and SPOR* are registereda & Poor’s Ananpial ServiceeWx^RWS^^^SAP Global (“SAP*); I * Dow Jon® is a registered trademark of Dopr JoQes Mademark Hokkngs LLC (“Dow Jones*): these trademarks have been licensed for use by 8&PDowJo0eslndioeeLlX dforoertainpurpdeeabySt9e Street Corporatioa Stare SireetCorpofationhflnanciaJ V : abducts are not sponsored^ endorsed, sold or promotoEfoy SPOJI. Dow Jones, SAP, thdr respegggp affiliates and third party boeneors and none of such parties makes any representation regarding the advisability of investing in rnjoTdotheyhavo any babiiity in relation thereto For more Information, please contact the Market! ng &fsnt for OLD; State Street Global Advisors Funds Distributors, LLC, Ono Iron Street, Boston, MA, 02210; T: 1866 320 4053 pdrgokishares.com 02021 State Street Corporation.’Af^fas Reserved. - 4 State Street Global Advisors Funds Distributors. LLC. One Iron Street, Boston. MA 02210 Not FDiC Insured • No Bank Guarantee • May Loco Value H 3370688.11 AM RTL

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.